

02005700

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6683

RECEIVED FEB 25 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Robert Edwin

Robert E. Meyers & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1135 Lincoln Tower
(No. and Street)

Fort Wayne	Indiana	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Meyers (260) 426-1608
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trentadue CPA Firm, P.C.
(Name — *if individual, state last, first, middle name*)

2420 Coliseum Blvd., N.; Suite 201	Fort Wayne	Indiana	46805
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
S.S

OATH OR AFFIRMATION

I, Robert E. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert E. Meyers & Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert E. Meyers
Signature

____
Title

Nancy A. Cole
Notary Public
My commission expires 7-18-07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRENTADUE CPA FIRM, P.C.
2420 Coliseum Blvd. N., Suite 201
Fort Wayne, IN 46805
(260) 482-5750
www.trentaduecpa.com

February 6, 2002

To Whom It May Concern:

We have examined the financial statements of Robert E. Meyers & Company as of December 31, 2001.

Our examination was made in accordance with generally accepted auditing standards and accordingly include a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof for the period since the prior examination (December 31, 2000) and of the accounting records and such other auditing procedures as we considered necessary in the circumstances. The tests referred to did not disclose any material inadequacies, which may have existed in the accounting control and procedures for safeguarding securities during the period under review.

Based upon our examination, we found no inadequacies to exist in the accounting system and internal accounting control except that the small size of the company precludes the separation of record-keeping duties from safeguarding of securities. In addition, Mr. Robert E. Meyers, sole proprietor of the company maintains all accounting records.

Sincerely;

Trentadue CPA Firm, P.C.

TRENTADUE CPA FIRM, P.C.

ROBERT E. MEYERS & COMPANY
FORT WAYNE, INDIANA

FINANCIAL STATEMENTS

For the year ended December 31, 2001

TABLE OF CONTENTS

TRENTADUE CPA FIRM, P.C.
2420 Coliseum Blvd. N., Suite 201
Fort Wayne, IN 46805
(260) 482-5750
www.trentaduecpa.com

INDEPENDENT AUDITOR'S REPORT

Mr. Robert E. Meyers
Robert E. Meyers & Company
Fort Wayne, IN

We have audited the accompanying balance sheet of Robert E. Meyers & Company as of December 31, 2001 and the related statements of income and proprietor's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert E. Meyers & Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Trentadue CPA Firm, P.C.

TRENTADUE CPA FIRM, P.C.
February 6, 2002

ROBERT E. MEYERS & COMPANY
Balance Sheet
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	144,120
Total Assets	144,120

LIABILITIES

CURRENT LIABILITIES	
Accounts Payable, Brokers and Dealers	19,120
Total Liabilities	19,120

PROPRIETOR EQUITY

Proprietor Equity	125,000
Total Liabilities and Owner Equity	144,120

The accompanying notes are an integral part of the financial statements.

ROBERT E. MEYERS & COMPANY
Statement of Income and Proprietor's Equity
For the Year Ended December 31, 2001

COMMISSION REVENUES		104,600
OPERATING EXPENSES		
Auto Expense	3,291	
Commissions Paid	31,989	
Donations	187	
Dues and Subscriptions	6,958	
Insurance	1,273	
Meals and Entertainment	2,057	
Miscellaneous	102	
Office Supplies	1,286	
Postage	420	
Professional Fees	750	
Rent	5,663	
Telephone	683	
Total Operating Expenses		54,659
OPERATING INCOME		49,941
INTEREST INCOME		1,875
NET INCOME		51,816
PROPRIETOR EQUITY, BEGINNING OF PERIOD		125,000
DISTRIBUTIONS TO OWNER DURING THE YEAR		(51,816)
PROPRIETOR EQUITY, END OF PERIOD		125,000

The accompanying notes are an integral part of the financial statements.

ROBERT E. MEYERS & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	51,816
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Accounts Receivable	6,413
Increase in Accounts Payable	11,645
	18,058
Net Cash Provided by Operating Activities	69,874
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Owner	(51,816)
Net Cash Used by Financing Activities	(51,816)
NET INCREASE IN CASH	18,058
CASH, BEGINNING OF YEAR	126,062
CASH, END OF YEAR	144,120

The accompanying notes are an integral part of the financial statements.

ROBERT E. MEYERS & COMPANY
Notes to Financial Statements

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Company Activities:
The Company is sole-proprietorship, operating as a broker/agent.

Cash and Equivalents:
The Company uses strictly cash accounts and does not carry or handle partial payment or margin accounts.

Revenue Recognition:
Revenue is recognized at the time it is earned, which is the date that the sale occurs. Expenses are matched with revenue and recognized in the same period.

NOTE B – CONCENTRATION OF CREDIT RISK

Balances deposited in the checking accounts at banks during the year may exceed the federally insured limit of $100,000.

NOTE C – INCOME TAXES

No provision has been made for federal income taxes; as such taxes are the obligation of the proprietor.

NOTE D – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ROBERT E. MEYERS & COMPANY
Statement of Net Capital Computation
For the Year Ended December 31, 2000

Cash and Cash Equivalents	144,120
Receivables	0
Total Eligible Assets	144,120
Liabilities	(19,120)
Current Capital	125,000
Aggregated Indebtedness	0
Ratio	0%

Notes and Comments:

The above schedule is in all material respects the same computation of net capital that was filed in connection with the annual Focus Report as of December 31, 2001, which was prepared and filed by the Company.